                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                             (Amendment No. 3) (1)

                                 DEB SHOPS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                   0002427281
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                                  CUSIP NUMBER)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  1.  NAME OF REPORTING PERSONS: Marvin Rounick
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
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  3. SEC USE ONLY
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  4. CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
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    NUMBER OF      5. SOLE VOTING POWER                                3,191,803
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6. SHARED VOTING POWER                                693,736
     OWNED BY      -------------------------------------------------------------
       EACH        7. SOLE DISPOSITIVE POWER                           3,191,803
     REPORTING     -------------------------------------------------------------
   PERSON WITH     8. SHARED DISPOSITIVE POWER                           693,736
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  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     3,885,539
  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [ ]
      CERTAIN SHARES*
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  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    27.1%
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  12. TYPE OF REPORTING PERSON*                                               IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  1.  NAME OF REPORTING PERSONS: Judy Rounick
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
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  3.  SEC USE ONLY
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  4.  CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
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    NUMBER OF      5. SOLE VOTING POWER                                        0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6. SHARED VOTING POWER                                693,736
     OWNED BY      -------------------------------------------------------------
       EACH        7. SOLE DISPOSITIVE POWER                                   0
     REPORTING     -------------------------------------------------------------
   PERSON WITH     8. SHARED DISPOSITIVE POWER                           693,736
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  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       693,736
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  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
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  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     4.8%
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  12. TYPE OF REPORTING PERSON*                                               IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER:

                           Deb Shops, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           9401 Blue Grass Road
                           Philadelphia, Pennsylvania 19114

ITEM 2(A).        NAME OF PERSONS FILING:

                           (i)      Marvin Rounick
                           (ii)     Judy Rounick


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           (i) The principal business address of Marvin Rounick is: 9401 Blue Grass Road Philadelphia, Pennsylvania 19114

                           (ii) The principal business address of Judy Rounick is: 9401 Blue Grass Road Philadelphia, Pennsylvania 19114


ITEM 2(C).        CITIZENSHIP:

                  (i) Marvin Rounick is a U.S. citizen.

                  (ii) Judy Rounick is a U.S. citizen.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 ("Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                           0002427281

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                      (a) [ ]   Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d) [ ]   Investment Company registered under
                                Section 8 of the Investment Company Exchange
                                Act;

                      (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ]   Employee Benefit Plan or Endowment Fund
                                in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                Section 3(c)(14) of the Investment Company
                                Act;

                      (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)
                                (ii)(J).

ITEM 4.           OWNERSHIP.

                  Ownership percentages are based on 14,319,308 shares of Common Stock reported to be outstanding as of December 5, 2005, as reflected in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005.

                  (I)  Marvin Rounick*

                  (a)  Amount beneficially owned:                                                   3,885,539
                  (b)  Percent of Class:                                                                27.1%
                  (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                  3,191,803
                      (ii)  Shared power to vote or to direct the vote:                               693,736
                      (iii) Sole power to dispose or direct the disposition of:                     3,191,803
                      (iv)  Shared power to dispose or to direct the disposition of:                  693,736


                  (II)  Judy Rounick*

                  (a)  Amount beneficially owned:                                                     693,736
                  (b)  Percent of Class:                                                                 4.8%
                  (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                          0
                      (ii)  Shared power to vote or to direct the vote:                               693,736
                      (iii) Sole power to dispose or direct the disposition of:                             0
                      (iv)  Shared power to dispose or to direct the disposition of:                  693,736


                  * Included in Item 4 are 693,736 shares of Common Stock that Marvin Rounick shares with his wife, Judy Rounick. Item 4 does not include 750,000 shares of Common Stock (5.2% of the class) held by a trust of which Mr. Rounick is the sole beneficiary, but as to which neither Mr. nor Mrs. Rounick has voting or dispositive power.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
                           following:  [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable

ITEM 10.          CERTIFICATION.

                           Not Applicable

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2006                    MARVIN ROUNICK


                                             Marvin Rounick
                                             ----------------------------
                                             Marvin Rounick



                                             JUDY ROUNICK


                                             Judy Rounick
                                             ----------------------------
                                             Judy Rounick



                             SEE EXHIBIT A ATTACHED

                       EXHIBIT A TO SCHEDULE 13G FILING OF
                         MARVIN ROUNICK AND JUDY ROUNICK



    The undersigned hereby acknowledge the joint filing of this Schedule 13G.



                                             Marvin Rounick
                                             ----------------------------
                                             Marvin Rounick



                                             Judy Rounick
                                             ----------------------------
                                             Judy Rounick